Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED DECEMBER 15, 2023
TO THE PROSPECTUS DATED APRIL 11, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 11, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of January 1, 2024;
•to disclose the calculation of our November 30, 2023 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of November 30, 2023, our portfolio, based on the total asset value of our investments measured at fair value, consisted of 88% real estate properties and 12% real estate-related loans and securities. As of November 30, 2023, our real estate-related loans and securities consisted of 73 investments with an aggregate fair value of approximately $253 million. As of November 30, 2023, our real estate properties, based on the fair value of our properties, consisted of rental housing (63%), net lease (26%), logistics (6%) and office (5%).

January 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2024 (and repurchases as of December 31, 2023) is as follows:

Transaction Price (per share)
Class S	$11.9828
Class I	$12.0743
Class D	$12.1459
Class T	$12.0743
The January 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
November 30, 2023 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2023 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2023 ($ and shares/units in thousands):

Components of NAV	November 30, 2023
Investments in real estate	$1,731,065
Investments in real estate-related loans and securities	253,275
Investments in unconsolidated entities	78,643
Cash and cash equivalents	21,513
Restricted cash	14,198
Other assets	67,815
Debt obligations	(1,033,462)
Accrued stockholder servicing fees(1)	(304)
Management fee payable	(1,085)
Dividend payable	(5,150)
Subscriptions received in advance	(1,124)
Other liabilities	(33,011)
Non-controlling interests in joint ventures	(15,587)
Net asset value	$1,076,786
Number of shares/units outstanding	89,662

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2023, we had accrued under GAAP approximately $25.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of November 30, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$416,805	$506,738	$1,800	$—	$110,304	$40,188	$951	$1,076,786
Number of shares/units outstanding	34,784	41,968	148	—	9,347	3,336	79	89,662
NAV per share/unit as of November 30, 2023	$11.9828	$12.0743	$12.1459	$—	$11.8006	$12.0471	$12.0471

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of November 30, 2023, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.1%	5.6%
Net Lease	6.8%	5.4%
Office	8.3%	7.5%
Logistics	6.8%	5.8%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values
Discount Rate	.25% Decrease	1.8%	2.2%	1.9%	2.0%
(weighted average)	.25% Increase	(1.8)%	(2.2)%	(1.9)%	(2.0)%
Exit Capitalization Rate	.25% Decrease	2.9%	3.3%	2.2%	2.9%
(weighted average)	.25% Increase	(2.6)%	(3.0)%	(1.9)%	(2.5)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2023 ($ and shares/units in thousands):

Components of NAV	October 31, 2023
Investments in real estate	$1,740,560
Investments in real estate-related loans and securities	259,231
Investments in unconsolidated entities	77,010
Cash and cash equivalents	37,805
Restricted cash	12,131
Other assets	68,069
Debt obligations	(1,032,408)
Accrued stockholder servicing fees(1)	(319)
Management fee payable	(1,109)
Dividend payable	(5,172)
Subscriptions received in advance	(369)
Other liabilities	(39,156)
Non-controlling interests in joint ventures	(15,779)
Net asset value	$1,100,494
Number of shares/units outstanding	89,845

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of October 31, 2023, we had accrued under GAAP approximately $26.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of October 31, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$428,558	$515,159	$1,835	$—	$112,655	$41,323	$964	$1,100,494
Number of shares/units outstanding	35,060	41,836	148	—	9,360	3,363	78	89,845
NAV Per Share/Unit as of October 31, 2023	$12.2236	$12.3138	$12.3859	$—	$12.0361	$12.2887	$12.2887

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of October 31, 2023, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 28,802,794 shares of our common stock (consisting of 21,332,421 Class S shares, 7,320,267 Class I shares and 150,105 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $383,088,728 and (ii) 1,988,505 shares of our common stock (consisting of 1,760,298 Class S shares, 227,899 Class I shares and 307 Class D shares; no Class T shares had been issued or sold) pursuant to our distribution reinvestment plan for a total value of $25,925,392. We intend to continue selling shares in the Offering on a monthly basis.